Exhibit 1

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Class A common stock, par value $0.0001 per share of Xponential Fitness, Inc. shall be filed on behalf of the undersigned.

Shay Capital LLC

By: Shay Capital Holdings LLC, its Manager

By: /s/ Elan Foxman

Name: Elan Foxman

Title: Chief Financial Officer

SHAY CAPITAL HOLDINGS LLC

By: /s/ Elan Foxman

Name: Elan Foxman

Title: Chief Financial Officer

Dated: June 1, 2026